Exhibit 99.1

FCA Announces Leadership Changes in its Group Executive Council

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announces the following changes to its Group Executive Council with immediate effect:

•
Scott Garberding is named Global Head of Quality, in addition to assuming responsibility for the North America Quality function. Previously, Garberding was Chief Purchasing Officer for the Group, with direct responsibility for the EMEA region.

•
Scott Thiele is appointed Chief Purchasing Officer for the Group, in addition to assuming responsibility for the North America purchasing function. Previously, Thiele was Vice President - Global Product Finance. He joined the Company in 2007.

The Group Executive Council is the highest management body in FCA, is chaired by the Chief Executive and is comprised of the senior functional and operating heads of the global organization.

London, 10 May 2016

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